TYG Solutions Corp.

202 Avenue F. Brooklyn, NY 11218

March 28, 2016

Mark P. Sherman

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

                                                Re:      TYG Solutions Corp.

                                                            Amendment No. 5 to Registration Statement on Form S-1

Filed October 23, 2015

                                                            File No. 333-198284

Dear Mr. Sherman:

Prospectus Summary Overview, page 5

Comment 1.  Please revise to describe the status of the agreements with your developers. For example, briefly describe the types of applications you are developing for each client and the status of the development of those applications. Similar concerns exist in the Description of Business section on page 19.

Response 1.  The Registration Statement has been revised accordingly to provide an update on the status of development in the appropriate sections.

Summary of Financial Information, page 6

Comment 2.  Revise to provide a complete presentation of your financial condition. In this regard, we note that you only present your assets.

Response 2.  The Registration Statement has been revised accordingly to include liabilities.

Risks Factors

If We Are Not Able to Implement the Requirements of Section 404 of the Sarbanes-Oxley Act in a Timely Manner or With Adequate Compliance…, page 12

Comment 3.  You indicate that Section 404 of the Sarbanes-Oxley Act requires you to provide a management report on the internal control over financial reporting beginning with your annual report for fiscal year 2015. In the third paragraph of this section, you appropriately indicate that you will not be required to evaluate your internal controls over financial reporting or disclose the results of such evaluation until the filing of your second annual report, which would appear to be at least the annual report for fiscal year 2016. Please revise to remove the reference to your annual report for fiscal year 2015.

Response 3.  The Registration Statement has been revised accordingly and reference to the annual report for fiscal year 2015 has been removed.

The Offering Price of the Common Stock Was

Determined Based on the Price of Our Private Offering…, page 13

Comment 4.  Revise the reference to the offering price of $0.10 per share. In this regard, we note from your disclosure on the cover page that the shares are being offered at a fixed price of $0.05 per share.

Response 4.  The Registration Statement has been revised accordingly to reflect a consistent offering price.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations Results of Operations, page 23

Comment 5. There are several instances where there have been material changes between periods. For instance, you disclose on page 24 that revenue for the three months ended June 30, 2015 was $117,785 as compared to $5,000 for the three months ended June 30, 2014. Please revise your disclosures in this section to identify and quantify the sources that contributed to any material changes. Please see Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

Response 5.  The Registration Statement has been revised accordingly to reference the reasons behind material changes between periods.

Statements of Operations, page F-11

Comment 6. For each of your revenue arrangements, please explain how you determined the amount of revenue to recognize in each of the periods presented. Tell us how you determined that the revenue recognition criteria were met for each unit of accounting based on the terms of the arrangement. Ensure that you address how you determined that delivery had occurred or services had been rendered to the customer, including the consideration given to any acceptance provisions. In this regard, we note that the application development agreements require your assistance in installation of the application system. Refer to SAB Topic 13.A. Item 16.

Response 6.  The Registration Statement has been revised accordingly to include detail on revenue recognition, how that criteria was met.

Exhibits and Financial Statement Schedules

Exhibit 23.1, Consent of Weinberg & Baer, PC

Comment 7. Revise to include a consent for the use of the report of your independent registered public accounting firm and expert reference included in this registration statement that references the accurate date of the audit report and the financial statements for periods ended December 31, 2013 and 2014. Refer to Rule 436 of Regulation C.

Response 7.   The Registration Statement has been revised accordingly and an updated auditor’s consent was included as Exhibit 23.1.

Sincerely,

TYG Solutions Corp.

/s/ Natan Barmatz

Natan Barmatz

President